                                                  Filed by HMT Technology Corp
                                                  Pursuant to Rule 425 under the
                                                  Securities Act of 1933, and
                                                  deemed filed Pursuant to Rule
                                                  14a-12 under the Securities
                                                  and Exchange Act of 1934.
                                                  Subject Company:
                                                  HMT Technology Corp.
                                                  Commission File No. 000-27586

                      KOMAG, INCORPORATED PRESS RELEASE
             CONCERNING TRANSACTION INVOLVING KOMAG, INCORPORATED
                           AND HMT TECHNOLOGY CORP.

        KOMAG & HMT AGREE TO MERGE TO CREATE THE PRE-EMINENT INDEPENDENT
                             THIN-FILM MEDIA COMPANY

San Jose, Calif. and Fremont, Calif. - April 26, 2000-- Komag, Incorporated (NASDAQ: KMAG) and HMT Technology Corp. (NASDAQ: HMTT) today announced that they have agreed to a strategic merger of equals to create the world's leading supplier of high-performance thin-film disks to manufacturers of high-capacity hard disk drives.

Each company's board of directors unanimously approved the terms of a definitive merger agreement. Under the terms of the definitive merger agreement, each issued and outstanding share of HMT stock will be converted into 0.9094 shares of Komag stock. The companies have agreed to merge in a tax-free transaction to be accounted for under purchase accounting. The transaction is subject to customary closing conditions, including regulatory approvals, the approval of Komag's shareholders and lenders and the approval of HMT's shareholders, and is expected to close in the third quarter of calendar 2000.

With combined annual revenues of over $500 million, the merged company's customers would include leading disk drive manufacturers such as Western Digital, Maxtor, Seagate, Iomega, Samsung and Conner Technology. Together, Komag and HMT shipped 16.7 million units in the quarter ended March 31, 2000.

The management team will consist of top executives from both companies. Upon completion of the merger, T.H. Tan, president and chief executive officer of Komag, will become chief executive officer of the combined company. Ronald Buschur, president and chief operating officer of HMT, will become chief operating officer of the combined company. Ronald Schauer, chairman and chief executive officer of HMT, will be a member of the board of directors of the combined company. The board of directors of the combined company will be comprised of 9 members, 3 from HMT and 6 from Komag.

"This merger will allow the new company to benefit from the manufacturing capabilities of both organizations by providing our customers with leading edge technology, time to market, and time to volume with the highest quality products in the industry. By leveraging the combined technology and manufacturing expertise, the new company will be the pre-eminent independent media manufacturer " said Ron Buschur.

"We are excited about joining forces with HMT and are confident that the combined company will offer greater value to both our customers and shareholders," said T.H. Tan. "The new company will bring together the best of the technology from each company and will have the broadest customer base and scale to achieve the lowest cost structure in the industry."

The two companies will have a combined conference call starting at 5:45 a.m. (P.D.T.) on Thursday, April 27, 2000. The dial in number will be (719) 457-2601 and the confirmation number is 466577.

ABOUT KOMAG, INCORPORATED:

Founded in 1983, Komag, Incorporated has produced over 450 million thin-film disks, the primary storage medium for digital data used in computer disk drives. The company is well positioned as the broad-based strategic supplier of choice for the industry's leading disk drive manufacturers. Through its advanced development facilities in the United States and high volume production factories in Southeast Asia, Komag provides high quality, leading-edge disk products at a low overall cost to its customers. These attributes enable Komag to partner with customers in the execution of their time-to-market design and time-to-volume manufacturing strategies. For more information about Komag, visit Komag's Internet home page at http://www.komag.com or call Komag's Investor Relations 24-hour Hot Line at 888-66-KOMAG or 408-576-2901.

ABOUT HMT TECHNOLOGY:

HMT Technology Corporation independently designs, develops, manufactures and markets high-performance thin-film disks. The company's products are used in high-capacity hard disk drives for a variety of high-end applications including personal computers, network servers and workstations, and in certain removable hard disk drive applications. The disks currently being shipped by HMT primarily have coercivity levels of 2000 to 3400 Oersted, a measure of storage capacity, and glide heights of 1.2 to below 0.6 microinches. The company's shares are traded on the Nasdaq National Market under the symbol HMTT. Additional information may be obtained by visiting HMT's website at http://www.hmtt.com, or by contacting the company directly.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements regarding, among other things, the expected cost structure and cash flow of the combined company, represent the companies' reasonable judgments with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include, but are not limited to, failure of the transaction to close due to regulatory or lender, shareholder or regulatory approvals, the risk that Komag and HMT will not successfully integrate their businesses or that the cost of such integration will be greater than anticipated, failure of the combined company to retain and hire key executives, technical personnel and other employees, material adverse changes in economic and competitive conditions in the markets served by the companies, material adverse changes in the business and financial condition of either or both companies and their customers, uncertainties concerning technological changes and future product performance, and substantial delay in the expected closing of the transaction.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both HMT and Komag are advised to read the joint proxy statement/prospectus regarding the business transaction referenced in the foregoing information, when it becomes available, because it will contain important information. HMT and Komag expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from HMT or Komag by directing such requests to the respective investor relations contacts listed below.

HMT and its officers and directors may be deemed to be participants in the solicitation of proxies from HMT 's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in HMT's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on June 28, 1999. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from the HMT investor relations' contacts listed below.

Komag and its officers and directors may be deemed to be participants in the solicitation of proxies from Komag's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in Komag's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on April 10, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Komag investor relations' contacts listed below.

Contacts:

For Komag:

Ted Siegler at (408) 576-2209 or
Russell Lemelin at (408) 576-2485
E-mail communications: ir_web@komag.com

For HMT:

Peter Norris, (510) 490-3100
Investor Relations, (510) 683-6000